April 4, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 133 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the Amendment is to revise the strategy disclosure for the Catalyst Managed Futures Strategy VA Fund (the “Fund”) to make it substantially identical to the disclosure for its retail clone, the Rational Dynamic Momentum Fund. The Trust is also changing the name of the Fund to the Rational Dynamic Momentum VA Fund.

The Registrant requests selective review of the Amendment because the Amendment is substantially similar to the Registrant’s most recent Registration Statement that relates to the Rational Dynamic Momentum Fund (Post-Effective Amendment 130, filed October 14, 2016) (“Retail Filing”) and the Registrant’s Registration Statement that relates to the Fund (Post-Effective Amendment 116, filed March 4, 2016) (“VA Filing”), which were reviewed by the staff. There are no material changes from the Retail Filing with respect to the objective, strategies, and risks and the VA Filing with respect to the rest of the registration statement.

The Trust will also be requesting that that the Commission accelerate the effective date of the Amendment to April 14, 2017, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on June 2, 2017.

If you have any questions, I may be reached at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins